FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of September, 2005

Commission File Number : 1-15232

16, rue de la Ville l’Evêque,

75008 Paris-France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If « yes » is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

[Rule 135c press release]

Paris September 8, 2005

EUR 2.4 billion capital increase launched with preferential subscription rights. The principle of the increase was announced on August 9.

The new shares are being issued to finance the offer to acquire the remaining 49.9% of Electrabel shares and to maintain the Group’s financial flexibility.

Today SUEZ announced the launch of a EUR 2.4 billion capital increase with preferential subscription rights.

The capital increase was approved by SUEZ’s Board of Directors on August 9, 2005 and will finance SUEZ’s offer to acquire the 49.9% of Electrabel shares that it does not yet own. It is intended to maintain the Group’s financial flexibility in its industrial development.

The capital increase creates 115 million new shares eligible for dividends from January 1, 2005 and fungible with existing SUEZ shares. SUEZ shareholders will enjoy a preferential right to subscribe to one new share for every share currently held.

The subscription period for the new shares will run from September 14, 2005 through September 27, 2005, inclusive. During this period, the preferential subscription rights will be listed on the Eurolists of Euronext Paris and Euronext Brussels.

Nine preferential subscription rights will entitle the holder to subscribe for one new share at a price of EUR 20.60 per new share.

The offer will be open to the public in France, Belgium, Luxembourg and Switzerland. Preferential subsciption rights may not be exercised in the United States, and new shares will not be offered, sold or delivered in the United States.

The delivery of the new shares and their listing is expected to take place on October 12, 2005.

This announcement does not constitute an offer to sell, or a solicitation of offers to purchase or subscribe for, securities in the United States. The securities referred to in this document have not been, and will not be, registered under the Securities Act of 1933, as amended, and may not be offered, exercised, sold or delivered in the United States absent registration or an applicable exemption from registration requirements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 12, 2005	Company Name SUEZ

	By:	/s/ Yves de GAULLE
Name: Yves de GAULLE
Title: General Secretary